

VIA FACSIMILE AND U.S. MAIL

June 29, 2007

Eric W. Finlayson
Senior Vice President and Chief Financial Officer
Metalico, Inc
186 North Avenue East
Cranford, NJ 07016

   RE: Metalico, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 1-32453

Dear Mr. Finlayson:

   We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

Note 3. Inventories, page F-16

2. Please present work-in-process goods separately from finished goods. See Rule 5-02(6) of Regulation S-X.

Note 17. Other Commitments and Contingencies, page F-32

AgriFuel Co., Repurchase Obligations, page F-34

3. You indicate that at December 31, 2006, you did not record any derivative liability with respect to this repurchase obligation due to the broad description and low burden to comply with the public trading requirement described in the subscription agreement. Please provide us with a more comprehensive description of the amended and restated subscription and shareholder agreement. Explain to us in better terms how a public trading event is defined and your exact obligations in order to prevent the right of repurchase. Tell us the total obligation in both a total cash option and total share option (number of Metalico shares) as of December 31, 2006 and March 31, 2007, were the option exercisable as of those dates. Tell us whether the number of authorized common shares would be adequate to settle such obligation on those dates.

   Provide us with a comprehensive analysis, with reference to accounting literature, that supports your view that "the broad description and low burden to comply" allows you to avoid recording the value of the option as a liability at each reporting date. Please refer to SFAS 150, EITF 00-19 and SFAS 133, as appropriate in your response.

   With a view towards future disclosures, explain to us your plans in regard to this option in the near future and please file a copy of the agreement as an exhibit.

Pending Litigation, page F-34

4. With a view towards future disclosures, please tell us the range of reasonably possible additional losses associated with the GSR, GCR and NIMCO contingencies, or if such amounts cannot be estimated, please explain. See SFAS 5, paragraph 10.

Exhibits 31.1 and 31.2

5. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying

individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant